Not for distribution to United States Newswire Services or for dissemination in the United States.

NEWS RELEASE
Contact: Chuck Provini
585.286.9180
Info@NatcoreSolar.com

Natcore Technology closes private placement

Rochester, NY — (June 28, 2016) — Natcore Technology Inc. (TSX-V: NXT; NTCXF.PK) is pleased to announce it has completed its private placement , as announced on June 22, 2016. Gross proceeds of $400,000 were raised through the sale of 1,000,000 units at a price of $0.40 per unit. Each unit comprised one common share and one share purchase warrant. E ach warrant entitles the holder to purchase of a further common share at $0.55 until June 27, 2016. Aggregate finder’s fees of $28,000 was paid in cash and 70,000 warrants, bearing the same terms as the unit warrants, were issued.

The securities issued are subject to a hold period in Canada expiring on October 28, 2016, while the common shares forming part of the units have been registered in the United States pursuant to a Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission and granted effective on June 22, 2016. Proceeds of the placement will be applied to further development of the Company’s technologies and general working capital.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. The Company has not authorized nor consented to third party publication of the information contained in the press release. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.